

March 23, 2015

Via E-Mail
Mr. John F. Stapleton
Chief Financial Officer
El Capitan Precious Metals Inc.
8390 Via de Ventura, Suite F-110
Scottsdale, AZ 85258

>   **Re: El Capitan Precious Metals Inc.**
>   **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
>   **September 30, 2014 filed March 6, 2015**
>   **Form 8-K filed January 14, 2015**
>   **Response dated March 6, 2015**
>   **File No. 333-56262**

Dear Mr. Stapleton:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on January 14, 2015

Exhibit 99

1.   We note your response to our prior comment two from our letter dated March 2, 2015 indicating that your projected revenue from the sale of concentrates is based on the agreements with Logistica U.S. Terminals, LLC and Glencore AG. You also indicate that the contract sales price for these concentrates was negotiated and agreed upon based on the results of processed concentrate testing performed by the buyer. In order for us to have a better understanding of the grade and amounts of concentrates to be processed by the buyer, we re-issue the comment in part.   Please provide:

- Tonnage and grade (contained precious metals content) of the precious metal concentrate or tailing material processed by your buyer on which your projected revenues are based;

- The gold, silver, platinum, and palladium prices used to project your revenue based on the precious metal concentrate tonnage and grade;

- Projected amounts of gold, silver, platinum, and palladium to be produced by the buyer; and

- Iron ore and iron ore concentrate prices on which your projected revenues are based.

2. We note that you indicate on page 23 of Amendment No. 2 to your Form 10-K for fiscal year ended September 30, 2014 that you had reached a final agreement for the sale of mineralized tailings from the El Capitan Property to a Hong Kong-based trading company. Please provide a courtesy copy of this agreement for our review.

    You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551- 3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining